[Baker & McKenzie LLP Letterhead]

April 17, 2018

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                            USG Corporation

Preliminary Proxy Statement on Schedule 14A

Filed on April 10, 2018 by Gebr. Knauf KG

File No. 001-08864

Dear Ms. Chalk:

On behalf of Gebr. Knauf KG (“Knauf”), we are submitting the following responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s letter dated April 13, 2018 (the “Comment Letter”) regarding Knauf’s Preliminary Proxy Statement on Schedule 14A filed on April 10, 2018 (File No. 001-08864).  The comments from the Comment Letter are included below in bold.  Knauf’s response follows each comment.

On the date hereof, Knauf has filed Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), which includes the amendments described herein. For the convenience of the Staff, a copy of the Proxy Statement, which has been marked to show the changes from the original Preliminary Proxy Statement on Schedule 14A filed on April 10, 2018, is also being sent to Mr. Bryan Hough via electronic mail.

General

1.                                      It appears that Knauf initially made an offer to acquire USG at least as early as November 28, 2017 but did not amend its Schedule 13D until March 26, 2018. Please explain why in your response letter.

Response: It is respectfully submitted to the Staff that Knauf was aware of the requirements regarding filing of amendments to its existing Schedule 13D filing under Exchange Act Rule 13d- 2(a) and did not believe, after evaluating the facts and circumstances in totality when they occurred, that the events regarding USG that took place between November 2017 and late March 2018 necessitated the filing of an amendment to the disclosure contained in its existing Schedule 13D filing.

Knauf has disclosed in Item 4 to its Schedule 13D that it “will continue to evaluate its investment in [USG] on the basis of various factors, including [USG’s] business, financial condition, results of operations and prospects, general economic and industry conditions, and the securities markets in general and those for [USG’s] shares.”  Knauf has also indicated in Item 4 that it “may take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, [Knauf] may seek to acquire additional shares of Common Stock [of USG] in the open market or in private transactions.”  Knauf has consistently made it clear through its Schedule 13D filings that it was regularly and systematically evaluating its investment in USG and that it could take some action in connection with or as a result of any such evaluation.  Knauf believes that a consideration of possible options and alternatives with respect to its investment in USG was a critical part of a robust and meaningful review of its investment in USG.

The exploratory letter sent to USG in November 2017 was intended to explore one or more of the alternatives already disclosed in Item 4 of Knauf’s Schedule 13D. In addition, Knauf’s belief is also based on the following considerations: (i) Knauf had no assurance that the USG board of directors would be receptive to Knauf’s exploratory letter or would engage in discussions with Knauf regarding its exploratory letter and any disclosure would have been highly premature at such time, (ii) Knauf’s exploratory letter was non-binding and expressly subject to satisfactory completion of due diligence and negotiation of definitive documentation, (iii) Knauf believed that disclosure of its exploratory letter and attempt to have exploratory discussions would be premature and would be likely to cause confusion in the market place and erroneously alarm USG’s stockholders and (iv) Knauf during this period did not acquire or dispose of any USG securities or enter into any binding agreement with respect to the acquisition or disposition of such securities.

As noted in the Knauf Proxy Statement, USG refused to engage in exploratory discussions with Knauf in response to its November 2017 exploratory letter.  Indeed, USG affirmatively indicated in responding to Knauf’s exploratory letter that it was unwilling to provide any information to Knauf and did not want to engage in exploratory conversations. Given USG’s decision, it was clear to Knauf that there was nothing to disclose on Schedule 13D at such time.  USG likely also believed the exploratory letter and discussions about the letter were exploratory and non-binding, as it did not disclose the existence or nature of the discussions.  As a result of USG’s unwillingness to engage in exploratory discussions, Knauf continued to evaluate its investment in USG, including evaluating whether to sell a portion of its investment, whether to maintain the status quo, whether to again request exploratory discussion or making a unilateral approach to acquire USG. In connection with its continued evaluation, Knauf representatives attended USG’s inaugural Investors Day presentation on March 8, 2018 in order to learn more about the Company’s future business plans.

As part of evaluating its alternatives, in March 2018, Knauf again considered requesting that USG engage in exploratory conversations and approached USG.  Knauf representatives met in person with representatives of USG on March 12, 2018.  At the meeting, Knauf indicated its potential interest in exploring a transaction, but USG again declined to engage in exploratory conversations or to provide any information to Knauf.   Knauf followed up the meeting with a second exploratory letter sent to USG on March 15, 2018

On March 23, 2018, Knauf had a discussion with Berkshire Hathaway, Inc. (“Berkshire”), another large stockholder of USG. During the course of its investment in USG, Knauf has from time to time had conversations with Berkshire Hathaway to discuss USG’s operating performance and prospects. During the March 23 phone conference between representatives of Knauf and Berkshire, Berkshire indicated that it would consider granting Knauf an option to purchase its USG shares.  Although the parties did not enter into a definitive option agreement, Knauf considered its alternatives with respect to its investment in USG and decided to unilaterally move forward with a proposal to acquire USG.  As a result of this decision, Knauf promptly amended its Schedule 13D on March 26, 2018.

2.                                      In the proxy statement or supplementally, please provide support for the assertions regarding the alleged premium represented by your $42.00 per share offer for the Company. As an example only, we note the assertion on page 1 of the proxy statement and elsewhere that your offer provides “value in excess of USG’s highest closing price over the last decade and since the global financial crisis.” In addition, for comparisons like these, please revise to be clear about the time period and share value to which you are comparing your offer. That is, what is the highest share value to which you refer and what time period constitutes “the last decade?”

Response: The referenced disclosure has been revised to add details regarding the comparison price and measurement period.

Cover Page

3.                                      Refer to the last bullet point on the cover page. Clarify what you mean by “intrinsic long-term value through the cycle.”

Response: The references to “intrinsic long-term value through the cycle” have been modified to clarify the intended meaning of the phrase.

Background to the Solicitation, page 4

4.                                      You state that “[f]rom time to time over the years” you approached management of USG regarding “an additional investment or acquisition transaction.” Expand to be more specific about when these approaches occurred and what kinds of transactions were discussed. Please provide all necessary context to present a complete picture of Knauf’s efforts to expand its stake in USG.

Response:  The “Background of the Solicitation” discussion has been supplemented with additional disclosure regarding prior commercial transactions between Knauf and USG.

Reasons for the Solicitation, page 13

5.                                      Refer to the second bullet point on page 13. By footnote or otherwise, identify the “precedent transactions in the building products industry” to which you favorably compare the valuation of your offer for USG.

Response: The referenced disclosure has been revised to add a footnote listing relevant precedent transactions.

6.                                      See our comment above. In the third bullet point on page 13, identify the specific per share value for USG to which you are comparing your offer premium.

Response: The referenced disclosure has been revised to add details regarding the comparison price and measurement period.

Quorum; Broker Non-Votes; Discretionary Voting, page 18

7.                                      It appears that due to the contested nature of the director election, brokers will only be able to vote on any proposal at the annual meeting if the beneficial owner has instructed it how to vote. Accordingly, please delete the language suggesting that brokers may vote on the ratification of the public accounting firm, or advise.

Response:  The referenced disclosure regarding discretionary voting by brokers has been deleted.

Solicitation of Proxies, page 19

8.                                      Please revise your disclosure to state the approximate number of MacKenzie Partners employees that will solicit security holders. Refer to Item 4(b)(3)(iii) of Schedule 14A.

Response:  The referenced disclosure has been revised to state the approximate number of MacKenzie Partners employees that will solicit security holders.

Certain Information Regarding the Participants, page 21

9.                                      Disclosure on page 21 states that each Participant in the solicitation disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own. Please tell us the basis for disclaiming beneficial ownership for shares of Common Stock not directly owned by a Participant. Refer to Rule 13d-3.

Response:  The referenced disclosure has been deleted.

Form of Proxy Card

10.                               Please revise to clearly mark your form of proxy as preliminary. Refer to Rule 14a-6(e)(1).

Response:  The form of proxy has been marked as preliminary.

11.                               Please clearly indicate whether each separate matter intended to be acted upon is proposed by you or the company. Refer to Rule 14a-4(a)(3).

Response:  Each matter intended to be acted upon has been proposed by USG Corporation.  Additional disclosure has been added to clarify this point.

12.                               Please revise the voting choices on proposal no. 1 so that they are consistent with Rule 14a-4(b)(2).

Response:  The voting choices on Proposal No. 1 have been revised per the Staff’s comment.

Please feel free to contact the undersigned ((312) 861-3730) or Thomas Hughes of our office ((312) 861-8634) should you have any questions regarding the foregoing or require any additional information in connection with this matter.  Thank you for your time and attention.

Sincerely,

/s/ Craig A. Roeder
Craig A. Roeder

cc:                                                                                Jorg Schanow, LL.M.

General Counsel

Gebr. Knauf KG

Am Bahnhof 7

97346 Iphofen

Federal Republic of Germany

Mr. Bryan S. Hough

Attorney

Division of Corporation Finance